FMI Funds	Quarterly Review – June 30, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Focus Fund
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective		Top Ten Equity Holdings
Seeks capital appreciation through investments in stocks of		Kennametal Inc.			3.8%
companies of all sizes, including small- to mid-capitalization		Altera Corp.			3.0%
U.S. companies.		Molex Inc. Cl A			2.9%
		Arrow Electronics, Inc.			2.9%
		PartnerRe Ltd.			2.9%
Manager - The FMI Focus Fund (the "Fund") is advised by		Charles River Laboratories Int'l, Inc.			2.5%
Fiduciary Management, Inc. of Milwaukee and sub-advised by		Kohl's Corp.			2.5%
Broadview Advisors, LLC. Both firms are 100% employee		Sapient Corp.			2.4%
owned.		Fiserv, Inc.			2.4%
		Werner Enterprises, Inc.			2.2%
Investment Professionals - Richard E. Lane, CFA and
Glenn Primack of Broadview Advisors, LLC are primarily		Portfolio Characteristics
responsible for the day-to-day management of the Fund.		Weighted average market cap		$2.6 billion
		Median market cap		$1.5 billion
Strategy - The Fund invests in stocks of companies of all sizes,		P/E ratio (forward 4 quarters)			16.2x
but primarily invests in small- to mid-capitalization (i.e., less than		Estimated L-T earnings growth rate			12.9%
$5.0 billion of market capitalization) companies, which have		Number of holdings			68
substantial capital appreciation potential. Many of these
companies have little or no following by the major stock		Top Ten Sectors
brokerage firms. We look for stocks of businesses that are			Cash & Cash	Finance
selling at what we believe are substantial discounts to prices		All Others	Equivalents	12.3%
that accurately reflect their future earnings prospects. The Fund		11.5%	9.3%	Electronic
takes a "focused" approach to investing, meaning the Fund		Industrial		Technology
conducts extensive research (i.e. focuses) on each prospective		Services		10.6%
investment before purchasing.		4.7%
		Health			Technology
Fund Information		Technology			Services
Inception Date	12/16/1996	5.9%			9.5%
Net Assets	$337.3 million	Process			Producer
Net Asset Value	$18.14	Industries			Manufacturing
Expense Ratio	1.48%	6.1%			9.1%
Ticker	FMIOX	Retail Trade	Commercial	Distribution
		6.7%	Services	Services
			7.0%	7.3%

Performance	Q2 2009	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	17.49%	-17.49%	-5.43%	-0.19%	6.65%	14.09%
Russell 2000 Index¹	20.69%	-25.01%	-9.89%	-1.71%	2.38%	4.35%
Russell 2000 Growth Index²	23.38%	-24.85%	-7.83%	-1.32%	-0.89%	1.48%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/16/96. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The Broadview Advisors portfolio management team has used the last quarter to analyze and review companies that have moved toward our purchase price targets. Stocks tend to lead out of recessions before the overall economy picks up and our portfolio is positioned to take advantage of the undervalued companies our research has uncovered. We continue to be constructive on the markets looking out over the next two years and believe we have many attractive investments in the portfolio.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index which comprises the 3,000 largest U.S. companies based on total market capitalization.

2 The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.

FMI Funds	Quarterly Review – June 30, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Large Cap Fund
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective		Top Ten Equity Holdings
The Fund seeks long-term capital appreciation through the		BP PLC - SP-ADR			5.0%
purchase of a limited number of large capitalization value		Bank of New York Mellon Corp.			4.9%
stocks.		Diageo PLC - SP-ADR			4.5%
		Grainger (W.W.), Inc.			4.4%
		Wal-Mart Stores, Inc.			4.3%
Manager - The FMI Large Cap Fund (the "Fund") is managed		United Parcel Service, Inc. Cl B			4.2%
by Fiduciary Management, Inc. ("FMI") of Milwaukee,		Tyco International Ltd.			4.1%
Wisconsin. FMI, founded in 1980, manages approximately		Cintas Corp.			3.9%
$5.3 billion in private accounts, pensions, Taft-Hartley accounts,		Kimberly-Clark Corp.			3.8%
endowments and mutual funds. FMI is 100% employee owned.		Tyco Electronics Ltd.			3.8%

Investment Professionals – All investment decisions are made
by a team of investment professionals representing the Adviser,		Portfolio Characteristics
any of whom may make recommendations subject to the final		Weighted average market cap			$40.0 billion
approval of Ted D. Kellner or Patrick J. English.		Median market cap			$21.8 billion
		P/E ratio (forward 4 quarters)			14x
Strategy - The Fund buys good businesses at value prices.		Estimated L-T earnings growth rate			10.0%
Some of the characteristics of good businesses may include		Return on equity (ROE)			18.0%
high recurring revenue and attractive returns-on-invested		Number of holdings			27
capital. A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy. The
FMI Large Cap Fund holds approximately 20-30 stocks, with		Top Ten Sectors
most major industry groups represented. It is a non-diversified			Cash & Cash
investment company; please see the prospectus for further		All Others	Equivalents
details. Many studies show the benefits of diversification drop		10.4%	8.8%	Finance
dramatically after ten stocks; nevertheless, we still expect the		Energy Minerals		11.9%
Fund to be somewhat more volatile than a typical large cap		5.0%			Producer
value fund.		Health			Manufacturing
		Technology			10.9%
		5.9%
Fund Information		Commercial			Distribution
Inception Date	12/31/2001	Services			Services
Net Assets	$1709.5 million	6.5%			10.6%
Net Asset Value	$11.60	Technology
Expense Ratio	0.99%	Services		Consumer Non-
Ticker	FMIHX	7.1%	Electronic	Retail	Durables
			Technology	Trade	8.3%
			7.2%	7.4%

Performance	Q2 2009	One Year	Three Years	Five Years	Since Inception
Fund	14.85%	-18.11%	-3.71%	2.35%	3.96%
S&P 500¹	15.93%	-26.21%	-8.22%	-2.24%	-1.02%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/31/01. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The market's rebound in the June quarter appears to be in anticipation of a stronger economy. Thus far, there are few signs of improvements.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The S & P’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The S & P’s Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.